ANGLO AMERICAN

04045465

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

1 October, 2004

SUPPL



Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- News Release re Anglo American plc – re Offer for Johnston Group PLC.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies



dlw 10/18

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

# News Release

**30 September 2004**

**Offer by Anglo American plc ("Anglo American") for Johnston Group Plc ("Johnston")**

Anglo American has now considered its position with respect to the OFT's decision to refer the Offer by Anglo American for Johnston to the Competition Commission.

Anglo American is disappointed that the OFT did not accept the divestment undertakings proposed by Anglo American which Anglo American believes fully address any competition concerns based on the position adopted by the OFT in previous cases.

Notwithstanding this, Anglo American has determined that the Offer will lapse. Anglo American will keep under review the Offer by Ennstone for Johnston and its impact on the reference announced yesterday.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

## News Release

**30 September 2004**

**Offer by Anglo American plc ("Anglo American") for Johnston Group Plc ("Johnston")**

Anglo American has now considered its position with respect to the OFT's decision to refer the Offer by Anglo American for Johnston to the Competition Commission.

Anglo American is disappointed that the OFT did not accept the divestment undertakings proposed by Anglo American which Anglo American believes fully address any competition concerns based on the position adopted by the OFT in previous cases.

Notwithstanding this, Anglo American has determined that the Offer will lapse. Anglo American will keep under review the Offer by Ennstone for Johnston and its impact on the reference announced yesterday.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

# News Release

**30 September 2004**

**Offer by Anglo American plc ("Anglo American") for Johnston Group Plc ("Johnston")**

Anglo American has now considered its position with respect to the OFT's decision to refer the Offer by Anglo American for Johnston to the Competition Commission.

Anglo American is disappointed that the OFT did not accept the divestment undertakings proposed by Anglo American which Anglo American believes fully address any competition concerns based on the position adopted by the OFT in previous cases.

Notwithstanding this, Anglo American has determined that the Offer will lapse. Anglo American will keep under review the Offer by Ennstone for Johnston and its impact on the reference announced yesterday.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

# News Release

**30 September 2004**

**Offer by Anglo American plc ("Anglo American") for Johnston Group Plc ("Johnston")**

Anglo American has now considered its position with respect to the OFT's decision to refer the Offer by Anglo American for Johnston to the Competition Commission.

Anglo American is disappointed that the OFT did not accept the divestment undertakings proposed by Anglo American which Anglo American believes fully address any competition concerns based on the position adopted by the OFT in previous cases.

Notwithstanding this, Anglo American has determined that the Offer will lapse. Anglo American will keep under review the Offer by Ennstone for Johnston and its impact on the reference announced yesterday.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

# News Release

**30 September 2004**

**Offer by Anglo American plc ("Anglo American") for Johnston Group Plc ("Johnston")**

Anglo American has now considered its position with respect to the OFT's decision to refer the Offer by Anglo American for Johnston to the Competition Commission.

Anglo American is disappointed that the OFT did not accept the divestment undertakings proposed by Anglo American which Anglo American believes fully address any competition concerns based on the position adopted by the OFT in previous cases.

Notwithstanding this, Anglo American has determined that the Offer will lapse. Anglo American will keep under review the Offer by Ennstone for Johnston and its impact on the reference announced yesterday.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk